[Letterhead of]

CRAVATH, SWAINE & MOORE LLP
[New York Office]

(212) 474-1024

September 27, 2004

Dear Ms. Teshome and Ms. Sandler:

     On behalf of Mandalay Resort Group (“Mandalay”), set forth below are Mandalay’s responses to the letter of comments dated September 7, 2004 (the “Comment Letter”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Proxy Statement (File No. 001-08570) relating to Mandalay’s annual meeting of stockholders (the “Proxy Statement”). Mandalay is filing today, via EDGAR, Amendment No. 1 to the Proxy Statement containing the revisions described below. For your convenience, we will send you three copies of Amendment No. 1 marked to show the changes made from the Proxy Statement filed with the Commission on August 9, 2004.

     The numbered paragraphs of this letter correspond to the numbered paragraphs in the Comment Letter. For the convenience of the Staff, each of the Staff’s comments is reproduced in bold and is followed by the corresponding response of Mandalay. All references in this letter to page numbers, other than references reproduced in the Staff’s comments, are to the page in Amendment No. 1 to the Proxy Statement.

The Annual Meeting of Stockholders

Voting of Proxies, page 13

Comment 1.

We note that the annual meeting may be adjourned so that additional proxies may be solicited. Discretionary authority is unavailable when a procedural action is intended to be taken with respect to a substantive matter. See Rule 14a-4. The postponement or adjournment of a meeting to solicit additional proxies does not constitute a matter incidental to the conduct of the meeting. Consequently, the use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. Revise the disclosure and provide us the proxy card. The proxy card should have a voting box in addition to the voting box for the merger so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment for the solicitation of additional proxies.

Response 1.

The disclosure has been revised throughout Amendment No. 1 to the Proxy Statement to address this comment. Mandalay will supplementally provide a copy of the proxy card to the Staff under separate cover.

Solicitation of Proxies, page 14

Comment 2.

Please confirm, if true, that you will not solicit proxies on the Internet. Be advised that all written soliciting materials, including scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c).

Response 2.

We have been advised that Mandalay does not presently intend to solicit proxies on the Internet. However, the disclosure on page 14 has been revised to state that Mandalay may solicit proxies on the Internet. All written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, will be filed by Mandalay in compliance with Rule 14a-6(b) and (c).

The Merger (Proposal No. 1)

Background of the Merger, page 15

Comment 3.

Please address what consideration was given, if any, to the formation of a committee of independent directors to evaluate the transaction.

Response 3.

The disclosure on page 15 has been revised to address this comment.

Comment 4.

Please summarize the June 7 discussions relating to Merrill Lynch’s contacts with other potential acquirors.

Response 4.

The disclosure on page 16 has been revised to address this comment.

Comment 5.

Please state the price per share offered pursuant to the revised draft merger agreement provided on June 11, 2004.

Response 5.

The disclosure on page 17 has been revised to address this comment.

Comment 6.

We note your reference to “extensive limitations on Mandalay’s ability to operating its business” in the second paragraph on page 17 and your reference to a reduction of those limitations in fourth paragraph. Please revise your disclosure to describe what these limitations are and to explain how these limitations were reduced as a result of the negotiations.

Response 6.

The disclosure on pages 17-18 has been revised to address this comment.

Comment 7.

Please describe the regulatory risks to which you refer in the third paragraph on page 17, and explain the proposed allocation of regulatory risk in the offer that was rejected on June 11, 2004.

Response 7.

The disclosure on page 17 has been revised to address this comment.

Comment 8.

You state in the carry over paragraph at the top of page 18 that the “Mandalay Board reviewed matters related to the transaction in which certain directors and Mandalay management had an interest which could be perceived as different from, or in addition to, the interests of Mandalay stockholders in general.” Revise your disclosure in this section to include all discussions or negotiations relating to these matters.

Response 8.

The disclosure on page 18 has been revised to address this comment.

Comment 9.

State the interests, if any, that any member of the Board reviewing these matters has in the merger, and reconcile such member’s review of these matters with their fiduciary duties under applicable law.

Response 9.

The disclosure on page 18 has been revised to address this comment.

Comment 10.

Clearly state, if true, that all members of the Mandalay Board, including those with differing interests from the interest of Mandalay stockholders, voted to approve the merger.

Response 10.

The disclosure on page 18 has been revised to address this comment.

Mandalay’s Reasons for the Merger – Recommendation of the Mandalay Board, page 18

Comment 11.

The factors supporting the merger must be explained in enough detail for investors to understand them. Conclusory statements or listing of generalized areas of consideration, such as “the business, operations, properties and assets, financial condition, competitive position, business strategy and prospects of Mandalay,” or “the current, historical and projected future market prices of Mandalay common stock...” are not acceptable. You will need to revise this section explain how each of the factors listed support or do not support the decision to approve the merger.

Response 11.

The disclosure on pages 18-20 has been revised to address this comment.

Comment 12.

Please revise to clarify how the fact that MGM MIRAGE agreed to assume all of the regulatory risk correlates to a “very high degree of assurance” that the merger will be consummated by June 30, 2005.

Response 12.

The disclosure on page 19 has been revised to address this comment.

Comment 13.

Refer to the penultimate paragraph on page 19. Please discuss the consideration given by the Mandalay Board to the interest of executive officers and directors as it relates to the Board’s recommendation for the merger. How do these interests support or not support the Board’s recommendation?

Response 13.

The disclosure on page 18 has been revised to address this comment.

Opinion of Merrill Lynch, page 20

Comment 14.

Supplementally provide us with copies of the board book and any other materials prepared by Merrill Lynch to assist the board in evaluating the transaction. Also, provide us with a copy of the engagement letter.

Response 14.

We have supplementally provided to the Staff, under separate cover, the board book as well as a copy of the engagement letter.

Comment 15.

Disclose why Merrill Lynch uses the valuation techniques performed in connection with this opinion.

Response 15.

The disclosure on page 21 has been revised to address this comment.

Comment 16.

Please disclose the fee payable to Merrill Lynch pursuant to the letter agreement dated June 11, 2004, and disclose how much of the fee is contingent upon consummation of the transaction.

Response 16.

The disclosure on page 25 has been revised to address this comment.

Comment 17.

Describe the relationship that existed between the company and Merrill Lynch during the past two years. Discuss the type and the extent of services provided by Merrill Lynch, and disclose the compensation received as a result. Refer to Item 1015(b)(4) of Regulation M-A.

Response 17.

The disclosure on page 25 has been revised to address this comment.

Comment 18.

Supplementally advise us as to whether any financial forecasts were furnished to MGM MIRAGE.

Response 18.

The Staff is supplementally advised that no financial forecasts were furnished to MGM Mirage prior to the execution of the merger agreement.

Discounted Cash Flow Analysis, page 23

Comment 19.

Please explain how Merrill Lynch arrived at the discount rates and terminal value multiples indicated.

Response 19.

The disclosure on pages 24-25 has been revised in response to this comment.

Comment 20.

Supplementally advise us as to whether Merrill Lynch performed another discounted cash flow analysis, assuming present values were calculated as of January 31, 2005, based upon the entire range of discount rates and terminal value multiples used in the original analysis, or solely based upon the discount rate of 7.5% and a 9.0x terminal value.

Response 20.

The Staff is supplementally advised that Merrill Lynch performed another discounted cash flow analysis, assuming present values were calculated as of January 31, 2005, based upon the entire range of discount rates and terminal value multiples used in the original analysis. The disclosure on pages 24-25 has been revised to address this comment.

Interests of Certain Persons in the Merger, page 31

Comment 21.

Please clarify whether any of the officers and directors will have a continuing interest in the surviving corporation. In this connection, we note that two officers are eligible to receive a retention bonus.

Response 21.

The retention bonuses considered by the Mandalay Board would not be linked to any continuing interest in MGM MIRAGE following the consummation of the merger, and disclosure to this effect has been added on page 34. The Staff is supplementally advised that there is no agreement between MGM MIRAGE and any Mandalay director or executive officer for any such person to continue as a director or employee of MGM MIRAGE following the consummation of the merger.

Conditions to the Consummation of the Merger, page 44

Comment 22.

Disclose whether there is any material uncertainty as to any of the conditions to the consummation of the merger.

Response 22.

The disclosure on page 46 has been revised to address this comment.

Consideration of the Candidates for Board Membership, page 57

Comment 23.

Please disclose whether the nominating committee has any minimum qualifications that must be met by any nominees.

Response 23.

The disclosure on page 58 has been revised to address this comment.

Stock Ownership of Certain Beneficial Owners and Management, page 72

Comment 24.

Disclose whether any of the 5% or greater beneficial owners have stated how they intend to vote.

Response 24.

The disclosure on page 73 has been revised to address this comment.

     Mandalay is supplementally providing to the Staff the written acknowledgment requested in the Comment Letter. Mandalay would appreciate hearing from the Staff as soon as possible with respect to Amendment No. 1 to the Proxy Statement. If you would like to discuss any of the responses to the comments set forth herein or if you would like to discuss other matters, please contact me at (212) 474-1024. Thank you in advance for your consideration and assistance with this matter.

Very truly yours,

/s/ Craig F. Arcella

Craig F. Arcella

cc: (w/encl.)

Ms. Hanna Teshome
Ms. Kara A. Sandler
    Securities and Exchange Commission
        450 Fifth Street N.W.
            Washington, DC 20549-0306